UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

nFinanSe INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

61689A107

(CUSIP Number)

April 21, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Porter Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 995,169*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 995,169*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 995,169*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) PN

*  Percentage is based on 9,344,108 shares of common stock of nFinanSe Inc. outstanding as of March 16, 2009.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Porter Capital Management Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 972,803*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 972,803*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,803*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) CO IA

*  Percentage is based on 9,344,108 shares of common stock of nFinanSe Inc. outstanding as of March 16, 2009.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EDJ Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 369,659*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 369,659*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,659*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%*

12.	Type of Reporting Person (See Instructions) CO

*  Percentage is based on 9,344,108 shares of common stock of nFinanSe Inc. outstanding as of March 16, 2009.

CUSIP No. 61689A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,125*

	6.	Shared Voting Power 959,678*

	7.	Sole Dispositive Power 13,125*

	8.	Shared Dispositive Power 959,678*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,803*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) IN

*  Percentage is based on 9,344,108 shares of common stock of nFinanSe Inc. outstanding as of March 16, 2009.

Item 1.
	(a)	Name of Issuer nFinanSe Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3923 Coconut Palm Drive, Suite 107, Tampa, Florida 33619

Item 2.
	(a)	Name of Person Filing Porter Capital Management Co. (“Management”), Porter Partners, LP (“Porter Partners”), EDJ Limited (“EDJ”) and Jeffrey Porter (“J. Porter”).
	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person: 300 Drake Landing Road, Suite 175 Greenbrae, California 94904
	(c)	Citizenship Management: California Partners: California EDJ: Bahamas J. Porter: U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 61689A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This Schedule 13G relates to shares of common stock of nFinanSe, Inc. (the “Issuer”) owned beneficially by:  (1) Porter Partners, (2) Management, (3) EDJ and (4) J. Porter.  J. Porter exercises voting and dispositive discretion with respect to shares of the Issuer’s common stock owned beneficially by Porter Partners, Management and EDJ.  Accordingly, J. Porter has shared voting and dispositive power with regard to the respective shares of the Issuer’s common stock owned beneficially by such entities.

(a) Amount beneficially owned: (1) 995,169 (2) 972,803 (3) 369,659 (4) 972,803
(b) Percent of class: (1) 9.9% (2) 9.9% (3) 3.8% (4) 9.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) 0 (2) 0 (3) 0 (4) 13,125
(ii) Shared power to vote or to direct the vote (1) 995,169 (2) 972,803 (3) 369,659 (4) 959,678
(iii) Sole power to dispose or to direct the disposition of (1) 0 (2) 0 (3) 0 (4) 13,125
(iv) Shared power to dispose or to direct the disposition of (1) 995,169 (2) 972,803 (3) 369,659 (4) 959,678

The shares of the Issuer’s common stock reported in this Schedule 13G as being owned beneficially by Porter Partners, Management, EDJ and J. Porter include shares of the Issuer’s preferred stock (the “Preferred Stock”), which are convertible into shares of the Issuer’s common stock, and shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock (the “Warrants”).  The terms of the Preferred Stock and the Warrants include provisions that limit their conversion or exercise, as applicable, under certain circumstances, generally relating to the percentage of shares of the Issuer’s common stock owned beneficially by the holder thereof.  As reported in this Schedule 13G, the beneficial ownership of Porter Partners, Management and J. Porter include 617,542 shares, 393,658 shares and 393,658 shares, respectively, of the Issuer’s common stock issuable upon conversion of the Preferred Stock or exercise of the Warrants.  In addition, as reported in this Schedule 13G, the beneficial ownership of Porter Partners, Management and J. Porter does not include 1,016,638 shares, 1,876,280 shares and 1,876,280 shares, respectively, of the Issuer’s common stock which the respective reporting persons have the right to acquire upon conversion of the Preferred Stock or exercise of the Warrants, but which cannot currently be acquired as a result of the aforementioned limitations on conversion or exercise, as applicable.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Porter Capital is an investment adviser the clients of which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. Except as set forth in this Schedule 13G, no client separately holds more than five percent of the outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Management is an investment adviser and is the general partner of investment limited partnerships, including Porter Partners. J. Porter is the controlling owner of Management.  Porter Partners is filing this Schedule 13G jointly with the other reporting persons, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Porter Partners should not be construed as an admission that it is, and Porter Partners disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the shares covered by this Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2009
PORTER PARTNERS, LP

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: April 21, 2009
EDJ LIMITED

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: Trading Advisor

Date: April 21, 2009
JEFFREY PORTER

	By:	/s/ Jeffrey Porter

Date: April 21, 2009

PORTER CAPITAL MANAGEMENT CO.

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Porter Capital Management Co., a California general partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Date: December 27, 2006
PORTER PARTNERS, LP

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: December 27, 2006
EDJ LIMITED

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: Trading Advisor

Date: December 27, 2006
JEFFREY PORTER

	By:	/s/ Jeffrey Porter

Date: December 27, 2006

PORTER CAPITAL MANAGEMENT CO.

	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner